UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 2

Under the Securities Exchange Act of 1934

Morlex, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

61762200

(CUSIP Number)

Michael Miller and Jeanne Baer
31 Pierce Lane
Norwich, Vermont 05055
(802) 649-2299

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61762200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Michael Miller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 608,962

	8.	Shared Voting Power

	9.	Sole Dispositive Power 608,962

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 608,962

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 47.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 61762200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Jeanne Baer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 608,962

	8.	Shared Voting Power

	9.	Sole Dispositive Power 608,962

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 608,962

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

13.	Percent of Class Represented by Amount in Row (11) 47.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”) of Morlex, Inc., whose principal executive offices are located at 31 Pierce Lane, Norwich, Vermont 05055 (the “Issuer”). The Reporting Persons are making a joint filing pursuant to SEC Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 2. Identity and Background.

(a)	The names of the reporting person are Michael Miller and Jeanne Baer (together, the “Reporting Persons”).

(b)	The address of the Reporting Persons is 31 Pierce Lane, Norwich, Vermont 05055.

(c)	The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is:

(i)	Michael Miller is Chairman of the Board of Directors and Chief Executive Officer of Miller Investment Company, Inc., located at 35 East 85th Street, New York, NY 10028.
(ii)	Jeanne Baer maintains a private psychotherapy practice located at 31 Pierce Lane, Norwich, Vermont 05055.

(d)	The Reporting Persons each have not been convicted in any criminal proceedings during the last five years (excluding traffic violations or similar misdemeanors).

(e)	During the last five years the Reporting Persons were not parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Persons are citizens of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

On July 18, 2007, Michael Miller purchased 50,000 shares of Common Stock directly from the Issuer for an aggregate purchase price equal to $5,000. The source of funds for the purchase of Common Stock was personal funds. Jeanne Baer, Mr. Miller’s wife, indirectly beneficially owns these shares of Common Stock.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the 50,000 shares of Common Stock for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a)
The Reporting Persons beneficially own an aggregate of 608,962 shares of Common Stock, representing 47.5% of the outstanding shares of Common Stock (based upon 1,280,160 shares of Common Stock currently outstanding).

(b)	The Reporting Persons have the sole right to vote and dispose, or direct the disposition, of the 608,962 shares of Common Stock owned by the Reporting Persons.

(c)	The 50,000 shares of Common Stock reported herein were acquired by Michael Miller effective July 18, 2007.

(d)	Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 608,962 shares of Common Stock owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

Agreement among the Reporting Persons to file a single Statement on Schedule 13D on behalf of each of them..

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 18, 2007

/s/ Michael Miller
Michael Miller

/s/ Jeanne Baer
Jeanne Baer

Exhibit

The undersigned hereby agrees as follows:

WHEREAS, the undersigned were and/or may be obligated to file Statements on Schedule 13D with the United States Securities and Exchange Commission (the “SEC”) to report their beneficial ownership of the Common Stock of Morlex, Inc.;

NOW THEREFORE, the undersigned hereby agree that a single Statement on Schedule 13D is to be filed with the SEC on behalf of each of them.

July 18, 2007	/s/ Michael Miller
Name: Michael Miller

July 18, 2007	/s/ Jeanne Baer
Name: Jeanne Baer